April 2, 2025

Sunny Trinh
Chief Executive Officer
DevvStream Corp.
2108 N St., Suite 4254
Sacramento, CA 95816

       Re: DevvStream Corp.
           Registration Statement on Form S-1
           Filed March 25, 2025
           File No. 333-286070
Dear Sunny Trinh:

        Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, it appears that the financial statements in your registration statement do not comply with the updating requirements of Rule 8-08 of Regulation S-X.

       We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Julio C. Esquivel